Exhibit 99.1

ICZOOM Group Inc. Announces Receipt of Nasdaq Continued Listing Deficiency Letter

Hong Kong, July 16, 2026 (GLOBE NEWSWIRE) -- ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced that on July 14, 2026, it received a written notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(2) (the “Listing Rule”), as the Company has yet to file a Form 6-K containing its interim financial statements for the six month period ended December 31, 2025.

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s securities. Under Nasdaq’s listing rules, the Company has 60 calendar days, or until September 14, 2026, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, it may grant an extension of up to 180 calendar days from the original filing due date, or until December 28, 2026, for the Company to regain compliance.

The Company is working diligently to complete the required filing and intends to submit a compliance plan within the required timeframe. There can be no assurance that the Company’s plan will be accepted or the Company will be able to regain compliance with the Listing Rule. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. Nasdaq also indicated that the Company will be included on its list of non-compliant issuers beginning five (5) business days from the date of the Nasdaq notice, and that an indicator of non-compliance will be disseminated through Nasdaq’s market data systems.

The Company is taking all necessary steps to complete its financial reporting obligations as promptly as practicable. Management remains committed to maintaining compliance with Nasdaq listing standards and to protecting the interests of its shareholders.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com